Exhibit 21.1
SUBSIDIARIES OF NASH-FINCH COMPANY
As of January 1, 2011

Subsidiary	State of
Corporation	Incorporation
Erickson’s Diversified Corporation	Wisconsin

GTL Truck Lines, Inc.	Nebraska

Hinky Dinky Supermarkets, Inc.	Nebraska

Super Food Services, Inc.	Delaware

T.J. Morris Company	Georgia

U Save Foods, Inc.	Nebraska

Grocery Supply Acquisition Corporation	Delaware

Nash Brothers Trading Company	Delaware